August 17, 2012

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Partners, L.P.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 27, 2012

File No. 333-182306

This letter sets forth the responses of Energy Transfer Partners, L.P. (“ETP”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 14, 2012 (the “Comment Letter”) with respect to Amendment No.1 to ETP’s Registration Statement on Form S-4 (the “Form S-4”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Form S-4. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Staff Comments

Material U.S. Federal Income Tax Considerations, page 95

1.	We note your references in the introductory language of this section, as well as in headings used throughout this section, to “certain” tax consequences. Please revise to remove such references, in accordance with Section III.C.1. of Staff Legal Bulletin No. 19.

Response: We have revised the introductory language of this section, as well as the headings used throughtout this section to remove all references to “certain” tax consequences.

2.	Please revise the section “Material U.S. Federal Income Tax Consequences of the Merger” to state that it is the opinion of Wachtell, Lipton, Rosen & Katz. Similarly, please revise the sections “Certain Additional U.S. Federal Income Tax Considerations Relating to the Receipt and Ownership of ETP Common Units Issued Pursuant to the Merger” and “Potential U.S. Federal Income Tax Consequences to Holders of Sunoco Common Stock, Sunoco, ETP and its Subsidiaries Arising From Transactions Contemplated to Occur in Connection with the Merger” to state that they are the opinion of Bingham McCutchen LLP. See Section III.B.2. of Staff Legal Bulletin No. 19.

Response: We have revised the section “Material U.S. Federal Income Tax Consequences of the Merger” to state that it is the opinion of Wachtell, Lipton, Rosen & Katz. We have also revised the section “Additional U.S. Federal Income Tax Considerations Relating to the Receipt

August 17, 2012

and Ownership of ETP Common Units Issued Pursuant to the Merger” and “Potential U.S. Federal Income Tax Consequences to Holders of Sunoco Common Stock, Sunoco, ETP and its Subsidiaries Arising From Transactions Contemplated to Occur in Connection with the Merger” to state that they are the opinion of Bingham McCutchen LLP.

Exhibit 8.2

3.	Please revise the penultimate paragraph of the opinion to remove the limitations on reliance. See Section III.D.1. of the Staff Legal Bulletin No. 19.

Response: We have deleted the penultimate paragraph of the opinion.

* * * * *

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Martin Salinas, Jr.
Martin Salinas, Jr.
Chief Financial Officer – ETP
(214) 981-0720 or
(210) 403-7455

Cc:	John Meinders

Grant Thornton LLP

William N. Finnegan IV

Latham & Watkins LLP

Sean T. Wheeler

Latham & Watkins LLP